UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

NRG YIELD, INC.

(Name of Issuer)

Class A common stock

Class C common stock

(Title of Class of Securities)

62942 X 306 (Class A common stock)

62942 X 405 (Class C common stock)

(CUSIP Number)

Brian E. Curci

NRG Energy, Inc.

804 Carnegie Center

Princeton, New Jersey 08540

(609) 524-4500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 31, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 62942 X 306 (Class A common stock); 62942 X 405 (Class C common stock)

1	Name of Reporting Persons: NRG Energy, Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented in Row (11) 0%

14	Type of Reporting Person (See Instructions) CO

Explanatory Note

This Amendment No. 4 (this “Amendment”) amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission on August 1, 2013, by NRG Energy, Inc. (the “Reporting Person”), as amended by the Schedule 13D/A filed with the Securities and Exchange Commission on February 10, 2015, as further amended by the Schedule 13D/A filed with the Securities and Exchange Commission on May 14, 2015 and as further amended by the Schedule 13D/A filed with the Securities and Exchange Commission on February 6, 2018. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 4.         Purpose of Transaction.

Item 4 is hereby amended by adding the following:

On February 6, 2018, the Reporting Person entered into a Purchase and Sale Agreement (the “Purchase Agreement”) with NRG Repowering Holdings LLC, a wholly owned subsidiary of the Reporting Person (together with the Reporting Person, the “NRG Parties”), and GIP III Zephyr Acquisition Partners, a subsidiary of Global Infrastructure Management LLC (“GIP”), pursuant to which the NRG Parties agreed to sell to GIP one hundred percent (100%) of the outstanding membership interests of Zephyr Renewables LLC (the “Company”).

On August 31, 2018, the NRG Parties completed the sale of the Company to GIP pursuant to the terms of the Purchase Agreement for an aggregate purchase price, payable in United States funds, of approximately one billion three hundred forty-seven million five hundred thousand dollars ($1,347,500,000) (the “Sale”).

At the time of the Sale, the Company owned (i) 100% of the Class B Common Stock and 100% of the Class D Common Stock of the Issuer and (ii) 100% of the Class B Units and 100% of the Class D Units of NRG Yield LLC.  As a result, the Reporting Person no longer beneficially owns any shares of Class A Common Stock or Class C Common Stock.

Item 5.         Interest in Securities of the Issuer.

Sections (a), (b), (c) and (e) of Item 5 are hereby amended and restated in their entirety to read as follows:

(a), (b) As a result of the Sale, the Reporting Person no longer beneficially owns any shares of Class A Common Stock or Class C Common Stock.

(c) Except as reported herein, the Reporting Person has not effected any transactions in the Class A Common Stock or Class C Common Stock during the past 60 days.

(e) The Reporting Person ceased to be the beneficial owner of more than 5% of each of the Class A Common Stock and the Class C Common Stock on August 31, 2018 in connection with the Sale.

Item 7.         Material to be Filed as Exhibits.

Item 7 is hereby amended and restated in its entirety to read as follows:

1.              Purchase and Sale Agreement, dated as of February 6, 2018, by and among NRG Energy, Inc. and NRG Repowering Holdings LLC, and GIP III Zephyr Acquisition Partners, L.P. (incorporated by reference to Exhibit 2.9 to the Reporting Person’s Annual Report on Form 10-K for the year ended December 31, 2017 (File No. 001-15891)).†*

†                   Portions of this exhibit have been redacted and are subject to a confidential treatment request filed with the Secretary of the Securities and Exchange Commission pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended.

*                 This filing excludes schedules pursuant to Item 601(b)(2) of Regulation S-K, which the Reporting Person agrees to furnish supplementary to the Securities and Exchange Commission upon request by the Commission.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 31, 2018

NRG ENERGY, INC.

	By:	/s/ Brian Curci
	Name:	Brian Curci
	Title:	Senior Vice President and General Counsel